Exhibit 99.1

August 6, 2004

SECOND QUARTER REPORT
For the Six Months Ended June 30, 2004

Gold bullion prices remained stagnant trading in the US $380-$410 per ounce range throughout the second quarter of 2004. As a result, gold equity prices experienced weakness, particularly in the junior producer sector, which endured lower prices throughout the quarter.

The Company’s gold production strengthened during the quarter, although gold production was still below budget at 10,900 ounces. The Company expects gold production will continue to improve in the second half of 2004.

Increased oil and natural gas liquids (NGLs) production, a result of infill drilling, was offset by normal natural gas production declines. Petroleum revenue during the half was further affected by the stronger Canadian versus American dollar.

Claude Resources was very active on the exploration front during the quarter, with three drills operating in the Seabee area and work beginning on an exploration program at Claude’s Tartan Lake property near Flin Flon, Manitoba. Continued exploration success in the Seabee area may lead to a material increase in production at the Seabee mill over the next 12-24 months.

The Company continues to wait for the balance of first half exploration results from Placer Dome’s work on Claude’s Madsen, Red Lake project in Ontario, Canada.

Claude Resources Inc. 2004 Second Quarter Results	Page 2

Financial Highlights

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Revenue ($ millions)	8.1	8.8	15.7	17.7
Net earnings (loss) ($ millions)	(.1)	.1	(.5)	.6
Earnings (loss) per share ($)	0.00	0.00	(0.01)	0.01
Cash from operations ($ millions)*	1.1	1.4	2.1	3.0
Cash from operations per share ($)*	.02	.03	.04	.06
Average realized gold price for the period (US$/ounce)	389	344	400	339
Total cash operating costs (US$/ounce)	295	266	309	269
Working capital ($ millions)	7.5	10.1	7.5	10.1

* before net change in non-cash working capital

Operations

Gold

For the first half of 2004, the mine processed 94,125 tonnes of ore grading 7.26 grams per tonne yielding 20,800 ounces of gold. This compares to 96,618 tonnes of ore processed grading 8.24 grams per tonne yielding 24,100 ounces of gold for the similar period in 2003. As expected, the reduced production was a result of lower grade mill throughput originating from development ore on the 162/550 level sill and 2B6514 sill, offset by higher grade ore from the 2B6309 stope.

Operating Statistics	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
Tonnes Milled	47,453	49,118	94,125	96,618
Grade Processed (g/t)	7.41	7.89	7.26	8.24
Recovery (%)	95.17%	95.26%	95.01%	94.66%
Operating Efficiency	98.06%	99.47%	98.98%	99.29%
Sales Volume	10,910	12,463	20,781	24,141

During the third quarter, the mine plan will focus on completing the 162/550 and 2B6514 stopes while developing stoping blocks on the 570 and 680 metre levels. The increased number of work areas and corresponding increase in availability of tonnage is expected to result in improved operating results for the fourth quarter.

Claude Resources Inc. 2004 Second Quarter Results	Page 3

Oil and Gas

Oil, NGLs and gas operations continue to positively impact Company earnings and cash from operations before net change in non-cash working capital. Solid production and prices resulted in contributed cash flows for the first six months of 2004 of $.7 million ($0.01 per share), compared to $1.5 million ($0.03 per share) for the same period in 2003. Extensive drilling at the Nipisi Unit is expected to increase oil and NGLs reserves while maintaining current production.

Exploration

During the second quarter of 2004, the Company remained active on the exploration front. Three drills were working in the Seabee mine area: at Porky Lake, 2 kilometres northeast of the mine and in the Santoy Lake area 15 kilometres southeast.

Work at Porky Lake consisted of infill drilling of the Porky Main Zone to upgrade confidence levels and to determine the continuity of the zone in preparation for an underground bulk sampling program.

Drilling also took place on a new discovery called the Porky West Zone (GAS Zone), which is 1.2 kilometres on strike to the west of the Porky Main Zone. Drilling returned excellent results that defined a 350 metre long, 1.5 to 5 metre wide gold bearing zone in the silicified feldspathic arenite, similar to the Porky Main Zone in mineralization style. The downward and strike extension of the GAS zone will be further tested during the next drill program.

Two drills were working on the Santoy Lake 7 and 8 zones east of the Seabee mine. This was a follow-up to the 2003 prospecting program in which sampling along a 4 kilometre corridor returned encouraging gold values. This program is currently underway and results will be released when completed.

Elsewhere in Saskatchewan, an all-weather access trail is being constructed to Claude’s Jojay gold property north of Otter Lake. This trail will be a continuation of the all-weather road that accesses the Jolu mine from Highway #102.

The Jojay gold property hosts a resource of approximately 300,000 tonnes at a grade of 9 grams of gold per tonne. Geophysical and ground sampling in the deposit area indicate great potential to expand its dimensions by further exploration. The new access trail enhances accessibility and will enable the Company to expeditiously carry out its future programs.

At the Tartan Lake mine near Flin Flon, Manitoba, permits have been received and dewatering of the mine workings and site restoration is underway. This will facilitate a 4,500 metre underground drill program to test a largely untested structure to the west of existing mine workings.

Claude Resources Inc. 2004 Second Quarter Results	Page 4

At Claude’s Madsen property in Red Lake, Ontario, final results are pending from Placer Dome’s drill program on the Treasure Box zone completed in the second quarter of 2004. Over 1,650 assays remain to be processed and Claude will report these results as soon as they are received. Placer has identified numerous exploration targets in addition to the Treasure Box and is currently prioritizing these targets for further exploration.

Financial

Three Months

For the three months ended June 30, 2004, the Company recorded a net loss of $96,000 ($0.00 per share) compared to restated net earnings due to changes in accounting policies of $79,000 ($0.00 per share) for the same period in 2003. Cash flow from operations before net changes in non-cash working capital items was $1.1 million ($0.02 per share) in the second quarter, compared to $1.4 million ($0.03 per share) in the similar period of 2003.

Total revenue generated for the quarter was $8.1 million, 8% lower than revenue generated in the second quarter of 2003. The Seabee mine contributed $5.8 million to revenue for the second quarter of 2004 compared to $6.0 million for the same period last year. Gold sales volume for the period declined 13% from 12,500 ounces in 2003 to 10,900 ounces in 2004. The reduction in sales volume was largely offset by the improvement in average gold prices per ounce realized for the period: Q204 – US $389 (CDN $529); Q203 – US $344 (CDN $481). The 18% decrease in oil, NGLs and gas revenue was due to the normal production decline of our gas wells, combined with lower average realized petroleum prices due to Canadian dollar strengthening.

Due largely to the commissioning of the shaft extension, total mine operating costs fell 4% from $4.6 million in the second quarter of 2003 to $4.4 million this period. The improved operating costs were offset by lower sales volume and an appreciating Canadian dollar for the period, which resulted in an 11% increase in cash operating costs per ounce1: Q204 – US $295; Q203 – US $266.

The 64% increase in operating costs at the Company’s oil and gas properties, period over period, was a result of a repairs and maintenance charges incurred at the Nipisi Unit and Edson Gas Plant.

1.	The Company reports its operating, depreciation and depletion costs on a per ounce basis, based on uniform standards developed by the Gold Institute. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee mine. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Claude Resources Inc. 2004 Second Quarter Results	Page 5

Year to Date

For the six months ended June 30, 2004, the Company recorded a net loss of $.5 million ($0.01 per share) compared to restated earnings of $.6 million ($0.01 per share) for the same period in 2003.

Revenue

Total revenue generated for the first half of 2004 was $15.7 million, 11% lower than the $17.7 million reported for the same period in 2003. The Seabee mine contributed $11.1 million in the first half compared to $11.9 million for the first half of 2003. As expected, gold sales volume for the first two quarters of 2004 fell 14%, from 24,100 ounces in 2003 to 20,800 this period. Mill throughput continues to originate primarily from the lower grade development and sill ore on the 500 and 600 metre levels, resulting in the lower sales volume.

The decline in gold sales was partially offset by the improvement in average gold prices realized for the period: 2004 – CDN $536 (US $400); 2003 – CDN $493 (US $339). Despite the improvement, gold sales continue to be negatively influenced by the appreciating Canadian dollar. Based on assumptions comparable to first half 2003 actual exchange levels, first half 2004 revenue would have increased an additional $1.0 million, or $0.02 per share.

Gross oil, NGLs and gas revenue totalled $4.6 million, 21% lower than the $5.8 million generated for the first half of 2003. This was largely due to normal production declines of gas wells as well as a weakening in petroleum prices due to the strengthening Canadian dollar.

Expenditures

Total mine operating costs fell 9% from $9.4 million in 2003 to $8.6 million this half. These results continue to reflect the benefits of the extension of the mine shaft commissioned towards the end of 2003. The lower sales volume during the half contributed to a 15% increase in total cash operating costs per ounce: 2004 – US $309; 2003 – US $269. The strengthening Canadian dollar resulted in a US $25 increase in the half’s cash operating cost per ounce figure.

Oil, NGLs and gas operating costs rose 17% from $.6 million in the first half of 2003 to $.7 million in the same period of 2004. This was a result of a repairs and maintenance charges at the Nipisi Unit and Edson Gas Plant.

General and administrative costs increased 25% largely due to increased costs associated with the Company’s American Stock Exchange (AMEX) listing and added emphasis on investor relations. Interest and other costs and the provision for income taxes remained relatively unchanged.

Claude Resources Inc. 2004 Second Quarter Results	Page 6

Depreciation and depletion of the Company’s gold assets increased 5% from $2.2 million for the first half of 2003 to $2.3 million this period. This was due to a combination of an increased asset base offset by a constant reserve base and lower tonnes broken in the period. Depreciation and depletion costs per ounce for the period increased to US $83 from US $62 in 2003, the result of a combination of lower sales volume and the strong Canadian dollar.

Liquidity and Financial Resources

Cash flow from operations before net changes in non-cash working capital items was $2.1 million ($0.04 per share) for the first half of 2004, compared to a restated $3.0 million ($0.06 per share) for the similar period of 2003.

Capital expenditures on mineral properties in the first six months of 2004 amounted to $7.7 million, a 3% increase over the $7.5 million incurred in the first half of 2003. This half’s balance reflects $4.7 million in Seabee mine development expenditures (2003 - $2.6 million); exploration expenditures of $2.4 million (2003 - $1.0 million); and $.5 million in property and plant expenditures (2003 - $4.0 million. The 2003 property and plant expenditures relate to the shaft extension and tailings upgrade project.) Capital expenditures related to oil and gas properties increased from $.4 million in 2003 to $.9 million this half. This was due to drilling costs on the Nipisi Unit and plant expenditures at Edson.

Financing activities during the half included the exercise of 1,138,450 common share warrants for gross proceeds of $2.1 million pursuant to a January 2003 private placement.

At June 30, 2004, the Company had $7.5 million in working capital, a $4.4 million decrease from the year ended December 31, 2003. This was due to declining earnings from oil and gas properties and capital expenditures financed from operating cash flows.

Outlook

Seabee Mine

The increased time required to develop the larger stopes in or near production has delayed access to the ore that was expected to improve operating results starting in the third quarter. These stopes will not be available for free pull until the fourth quarter of 2004, resulting in third quarter production levels similar to those in the first two quarters of this year. As a result, production forecast for the Seabee mine is expected to range between 44,000 and 48,000 ounces.

Mine operating costs in 2004 should still return to historic levels of approximately $16.5 million. Total cash operating costs per ounce will rise to US $275, a combination of sales volume decline and Canadian dollar appreciation.

Claude Resources Inc. 2004 Second Quarter Results	Page 7

Development costs at the Seabee mine have been revised upward to reflect current near term requirements. Development costs are expected to be between $6.5 million and $7.0 million.

Oil and Gas

The Company’s oil and gas contribution margin forecast remains unchanged. Oil and NGLs sales volumes are expected to be equal or better than 2003, a result of the investment in drilling at the Nipisi Unit. Gas production is expected to fall by normal production declines of 8% to 10%. Operating costs are expected to remain at $1.2 million to $1.4 million. Capital expenditures remain forecast at $1.8 million.

Derivative Instruments and Hedging Activities

To mitigate effects of price fluctuations on revenue, the Company may undertake hedging transactions from time to time, in respect of foreign exchange rates and the price of gold.

At June 30, 2004, the Company had no outstanding forward gold contracts and had outstanding foreign exchange contracts to sell US $10 million at an average CDN/US dollar exchange rate of 1.3507, with a market value gain inherent in these contracts of US $.1 million.

Auditors

This management report and the accompanying financial statements for the six month period ended June 30, 2004 have not been reviewed by our external auditors.

Caution Regarding Forward-Looking Information

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. This includes words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	June 30	December 31
	2004	2003

Assets
Current assets:
Cash	$-	$3,259
Receivables	2,780	2,512
Inventories	7,761	3,801
Shrinkage stope platform costs (Note 3)	5,740	6,678
Prepaids	229	259

	16,510	16,509
Oil and gas properties	5,373	4,766
Mineral properties	32,359	26,932
Investments (Note 4)	1,636	1,660
Deposits for reclamation costs	1,990	1,950

	$57,868	$51,817

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$2,207	$-
Payables and accrued liabilities	6,747	4,565
Current portion of obligations under capital lease	56	54

	9,010	4,619
Obligations under capital lease	28	59
Asset retirement obligations	1,969	1,903
Shareholders' equity:
Share capital (Note 5)	41,015	38,848
Contributed surplus	208	226
Retained earnings	5,638	6,162

	46,861	45,236

	$57,868	$51,817

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Revenues
Gold	$5,771	$5,989	$11,129	$11,909
Oil and gas:
Gross revenue	2,334	2,782	4,620	5,795
Crown royalties	(588)	(1,033)	(1,168)	(1,637)
Alberta Royalty Tax Credit	125	139	192	289
Overriding royalties	(1,093)	(1,094)	(2,190)	(2,340)

Net oil and gas revenue	778	794	1,454	2,107

	6,549	6,783	12,583	14,016
Expenses
Gold	4,372	4,630	8,588	9,428
Oil and gas	447	272	730	578
General and administrative	609	522	1,172	934
Interest and other	2	(60)	(71)	(14)
Provision for income taxes	39	12	53	41

	5,469	5,376	10,472	10,967

Earnings before the undernoted items	1,080	1,407	2,111	3,049
Depreciation, depletion and accretion:
Gold	1,017	1,211	2,319	2,217
Oil and gas	159	117	316	229

Net earnings (loss)	$(96)	$79	$(524)	$603

Net earnings (loss) per share
Basic and diluted	$0.00	$0.00	$(0.01)	$0.01

Weighted average number of shares outstanding (000's)	59,542	53,614	59,330	52,693

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Cash provided from (used in):
Operations:
Net earnings (loss)	$(96)	$79	$(524)	$603
Non cash items:
Depreciation, depletion and accretion	1,176	1,328	2,635	2,446
Net change in non-cash working capital:
Receivables	(298)	2,719	(268)	1,078
Inventories	519	1,327	(3,960)	(2,985)
Shrinkage stope platform costs	338	(857)	938	(229)
Prepaids	61	(135)	30	(90)
Payables and accrued liabilities	(2,166)	(4,043)	2,182	1,554

Cash from operations	(466)	418	1,033	2,377
Investing:
Mineral properties	(3,634)	(2,701)	(7,667)	(7,489)
Oil and gas properties	(536)	(271)	(912)	(420)
Increase in reclamation deposits	(40)	-	(40)	(30)

	(4,210)	(2,972)	(8,619)	(7,939)
Financing:
Issue of common shares, net of issue costs	4	3,022	2,149	6,776
Demand loan repayment	-	(27)	-	(110)
Capital lease repayment	(14)	(11)	(29)	(30)

	(10)	2,984	2,120	6,636
Increase (decrease) in cash position	(4,686)	430	(5,466)	1,074
Cash position, beginning of period	2,479	(984)	3,259	(1,628)

Cash position, end of period	$(2,207)	$(554)	$(2,207)	$(554)

Consolidated Statements of Retained Earnings
(Canadian Dollars in Thousands)
	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
		(restated - Note 2)		(restated - Note 2)
Retained earnings, beginning of period
As previously reported	$5,734	$4,887	$6,162	$3,672
Effect of change in accounting policies (Note 2)	-	-	-	691

As restated	5,734	4,887	6,162	4,363
Net earnings (loss)	(96)	79	(524)	603

Retained earnings, end of period	$5,638	$4,966	$5,638	$4,966

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2003. The unaudited financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Note 2 - Change in Accounting Policy

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the new Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair-value based method of accounting be applied for all stock-based compensation plans. The Company has adopted the fair-value method of accounting for employee stock options and other stock-based payments with retroactive restatement to January 1, 2002. The cumulative effect of the change in policy on the balance sheet at June 30, 2003, was to increase payables and accrued liabilities by $14,000, increase contributed surplus by $170,000, increase share capital by $144,000 and decrease opening retained earnings by $304,000. The effect of the change in policy on the statement of earnings for the six months ended June 30, 2003 was a reduction in earnings of $24,000.

Asset Retirement Obligation

Effective January 1, 2003, the Company adopted the Handbook Section 3110, "Asset Retirement Obligations". This standard addresses the fair value of the Company's legal obligations associated with the retirement of tangible long-lived assets resulting from the normal operation of those assets. The cumulative effect of the change in policy on the balance sheet at June 30, 2003, was to increase mineral properties by $114,000, decrease future asset retirement obligations by $850,000 and increase opening retained earnings by $995,000. The effect of the change in policy on the statement of earnings for the six months ended June 30, 2003 was a reduction in earnings of $31,000.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent cost of the ore that is being used as a working stage, within the stope, to gain access to further ore. This ore is expected to be processed in the following 12 months. The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity. The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 4 - Investments

At June 30, 2004, the quoted market value of the investments was $2.8 million (December 31, 2003 - $3.4 million).

Note 5 - Share Capital

At June 30, 2004 there were 59,541,674 common shares outstanding.

Options in respect of 2,600,000 common shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and May, 2014.

On December 22, 2003, the Company completed a private placement of 2,500,000 units, each unit consisting of one common share and one half of one common share purchase warrant, at a price of $2.00, for gross proceeds of $5,000,000. Each whole purchase warrant will entitle the holder, upon exercise at any time up to and including June 23, 2005, and upon payment of $2.50, to subscribe for one common share. In partial consideration for the services provided to Claude in connection with the private placement, the Underwriters were issued 150,000 common share purchase warrants each of which will entitle the holder, upon exercise at any time up to and including December 23, 2004 and upon payment of $2.10, to subscribe for one common share. At June 30, 2004 there were 1,400,000 warrants outstanding.

Note 6 - Differences from United States Accounting Principles

These consoldiated finanical statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 20 of the Company's audited financial statements for the year ended December 31, 2003, for a narrative explanation of the differences in Canadian and U.S. GAAP.